Exhibit 99.(d)(2)

Exhibit (d)(2)

August 21, 2008

IVA Fiduciary Trust

645 Madison Avenue

New York, NY 10022

Re:            Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

International Value Advisers, LLC notifies you that it will waive its management fee with respect to, and/or bear other expenses of, the Funds listed below through September 30, 2009 to the extent that expenses of each class of a Fund, exclusive of acquired fund fees and expenses, brokerage, interest, taxes, organizational and extraordinary expenses, would exceed the following annual rates:

Name of Fund	Expense Cap

IVA Worldwide Fund	1.40% for Class A Shares
2.15% for Class C Shares 1.15% for Class I Shares

IVA International Fund	1.40% for Class A Shares
2.15% for Class C Shares 1.15% for Class I Shares

With respect to each Fund, International Value Advisers, LLC shall be permitted to recover, on a class by class basis, expenses it has borne subsequent to the effective date of this agreement (whether through reduction of its management fee or otherwise) in later periods to the extent that a Fund’s expenses fall below the annual rates set forth above; provided, however, that a Fund is not obligated to pay any such deferred fees more than one year after the end of the fiscal year in which the fee was deferred.

During the periods covered by this letter agreement, the expense cap arrangement set forth above for each of the Funds may only be modified by a majority vote of the “non-interested” Trustees of IVA Fiduciary Trust.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statements on Form N-1A for the above referenced Funds with the Securities and Exchange Commission, in accruing each Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

International Value Advisers, LLC

By:
Name:
Title:

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